Mail Stop 4561

July 27, 2009

Suresh C. Senapaty
Chief Financial Officer
Wipro Limited
Doddakannelli, Sarjapur Road
Bangalore, Karnataka 560035
India

> **Re:** **Wipro Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **Filed May 18, 2009**
> **File No. 001-16139**

Dear Mr. Senapaty:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 15. Controls and Procedures

Disclosure controls and procedures, page 87

1.   We note your statement that your disclosure controls and procedures are "effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and

reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Also, confirm you will modify your disclosure in future filings.

Item 18. Financial Statements

Note 2. Significant Accounting Policies

Revenue recognition, page 101

2.   We note that you derive revenue from multiple element arrangements that include the sale of software and post-contract support ("PCS") and revenue is recognized in accordance with SOP 97-2. Please describe your methodology for establishing vendor-specific objective evidence ("VSOE") of PCS, the accounting literature you considered, and how you considered disclosing your policy in your revenue recognition footnote. If VSOE is based on stated renewal rates then please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.).

Note 7. Other Assets, page 109

3.   Please clarify for us the nature of your "interest bearing deposits with corporate." Your response should address the type of deposits, the reason for the deposits, the rate of interest you earn on the deposits and the specific counterparties that hold the deposits.

Note 22. Employee Stock Incentive Plans, page 119

4.   On page 121, you disclose that your fiscal 2009 dividend yield assumption for share-based compensation purposes was nil. Please explain to us how you concluded that nil was an appropriate expected dividend assumption given your history of paying dividends in each of your past five fiscal years and your statement on page 69 that you do not currently intend to discontinue dividend payments. As part of your response, please tell us how your current disclosure of

assumptions complies with the guidance of paragraph A240(e) of SFAS 123R, which requires disclosure of significant assumptions used to estimate fair value of share-based compensation awards for each year for which an income statement is presented.

Note 28. Fair Value Disclosures, page 127

5.   We note you use an independent appraiser to determine the fair value of your derivative financial instruments and your investments in certificates of deposit. Please describe the nature and extent of the specialist's involvement in your determination of the fair value of your derivatives and certificates of deposit. Refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3406 if you have questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief